EXHIBIT 99.1
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FOR IMMEDIATE RELEASE                                      30 August 2002


                              WPP GROUP PLC ("WPP")

                    RED CELL ACQUIRES LES OUVRIERS DU PARADIS

WPP announces that its wholly owned operating company, Red Cell, the global communications network, has acquired the entire issued share capital of Les Ouvriers du Paradis ("Les Ouvriers") one of France's leading creative agencies.

Based in Paris, Les Ouvriers's client list includes some of France and Europe's pre-eminent luxury brands, such as Bon Marche, Baccaraat, Louis Roederer, Nina Ricci and Falke. The agency will merge its operations with Red Cell's existing French operation, Red Cell Paris and be renamed Les Ouvriers du Paradis/Red Cell.

Les Ouvriers employs 33 people and had revenues of Euro 4.475m and net assets of Euro 1.39m for the year ended 31 December 2001.

The acquisition of Les Ouvriers continues WPP's strategy of strengthening its networks in important growth sectors and markets.


For further information, please contact:

Feona McEwan, WPP                                   44-20 7408 2204
www.wpp.com
www.redcellnetwork.com